SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
  X      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----

For the fiscal year ended December 30, 2002

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
-----

For the transition period from ________________ to ________________


                          Commission file number 1-3950




                      FORD MOTOR COMPANY SAVINGS AND STOCK
                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 30, 2002 and December 30, 2001.

     Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 30, 2002.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 30, 2002.

     Schedule II - Reportable Transactions for the year ended December 30, 2002.


                                     Exhibit
                                     -------

Designation                Description                      Method of Filing
-----------                -----------                      ----------------

Exhibit 23    Consent of PricewaterhouseCoopers LLP     Filed with this Report.

Exhibit 99    Certification of Chair of Savings Plan
              Committee Pursuant to Section 906 of the
              Sarbanes-Oxley Act of 2002                Filed with this Report.


                                    Signature
                                    ---------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                        SAVINGS AND STOCK INVESTMENT PLAN
                                          FOR SALARIED EMPLOYEES



                                      By: /s/Charles E. Corbett
                                          --------------------------------
                                          Charles E. Corbett, Chair
                                          Savings and Stock Investment
                                          Plan for Salaried Employees Committee



June 23, 2003

                                  EXHIBIT INDEX
                                  --------------

                                                           Sequential
                                                           Page Number
Designation              Description                       at Which Found
-----------              -----------                       --------------

Exhibit 23    Consent of PricewaterhouseCoopers LLP

Exhibit 99    Certification of Chair of Savings Plan
              Committee Pursuant to Section 906 of the
              Sarbanes-Oxley Act of 2002

        Ford Motor Company
        Savings and Stock
        Investment Plan for Salaried
        Employees
        Financial Statements and Supplemental Schedules
        December 30, 2002 and 2001

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Contents
December 30, 2002 and 2001
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Accountants..............................................1

Financial Statements

Statement of Net Assets Available for Benefits as of
 December 30, 2002 and 2001....................................................2

Statement of Changes in Net Assets Available for
 Benefits for the Year Ended December 30, 2002.................................3

Notes to Financial Statements................................................4-9

Supplemental Schedules*

Schedule I - Schedule of Assets Held at End of Year
 as of December 30, 2002...................................................10-11

Schedule II - Reportable Transactions for the Year Ended December 30, 2002....12

* All other schedules required by 29 CFR 2520.103-10 are not included because they are not applicable.

                        Report of Independent Accountants


To the Board of Directors of
Ford Motor Company


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") at December 30, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held at End of Year as of December 30, 2002 and Reportable Transactions for the year ended December 30, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP

June 16, 2003

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Statement of Net Assets Available for Benefits
December 30, 2002 and 2001
--------------------------------------------------------------------------------

                                                                  2002                  2001
Assets
Investments, at fair value                                 $  7,555,540,224      $10,235,362,692
Participant loans                                               108,745,496          120,660,478
                                                         -------------------- --------------------
            Total assets                                      7,664,285,720       10,356,023,170
                                                         -------------------- --------------------
            Assets available for benefits                  $  7,664,285,720      $10,356,023,170
                                                         -------------------- --------------------


















The accompanying notes are an integral part of these financial statements.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 30, 2002
--------------------------------------------------------------------------------

Additions
   Interest and dividend income                                 $  244,425,983
                                                            --------------------
                                                                   244,425,983
   Contributions
     Employee contributions                                        304,065,343
                                                            --------------------
                                                                   304,065,343
   Other additions
     Loan repayment interest                                         7,386,496
                                                            --------------------
                                                                     7,386,496
                                                            --------------------
            Total additions                                        555,877,822
                                                            --------------------
Deductions
   Net depreciation in fair value of investments                (2,398,739,493)
   Withdrawal of participants' accounts                           (842,252,214)
   Administrative expense                                             (797,092)
   Net transfer (to) from other plans                               (5,826,473)
                                                            --------------------
            Total deductions                                    (3,247,615,272)
                                                            --------------------
            Net decrease                                        (2,691,737,450)
                                                            --------------------
Net assets available for benefits
   Beginning of year                                             10,356,023,170
                                                            --------------------
   End of year                                                  $ 7,664,285,720
                                                            --------------------









The accompanying notes are an integral part of these financial statements.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

  1.   Description of the Plan

       The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") provides only general information. The Plan was established effective February 1, 1956. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan agreement.

       Type and Purpose of the Plan
       The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

       Eligibility
       With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan on the first day of the second month following the original date of hire. Any applicable Company matching contributions however, will be provided after twelve months of service. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

       Contributions
       Participants can contribute to the Plan on both a pre-tax and after-tax basis. Under the Plan and subject to limits required by the Internal Revenue Code ("IRC") participants may elect to contribute up to an aggregate 40 percent of their eligible wages to pre-tax and/or after-tax. Participants may also elect reductions in their distributions under the Company's Performance Bonus Plan, Ford Financial (Annual) Variable Incentive Plan, and Flexible Compensation Account. A contribution in an amount corresponding to each election is made by the Company to the Plan on the participants' behalf. Subject to IRC limits, pre-tax contributions are excluded from the participants' federal and most state and local taxable income.

       For the year ended December 30, 2001, the Company matched at the rate of $.60 for each dollar of contributions up to 10 percent of participants' base salaries. All Company matching contributions were invested in the Ford Stock Fund. Contributions to the Pre-Tax Program from the Performance Bonus Plan, Ford Financial (Annual), Variable Incentive Plan and Flexible Compensation Account Program were not eligible for the Company match. Effective January 1, 2002, the Company match was suspended.

       Subject to Ford Motor Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the year ended December 31, 2002, transfers from other qualifying plans or arrangements amounted to $8.5 million, which are shown as employee contributions in the statements of changes in net assets available for plan benefits.

       Net transfers are principally dividends paid to participants in the Ford Common Stock Fund who have elected to receive the dividend in the form of cash instead of purchasing additional shares.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

       Participant accounts
       Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The Company generally pays administrative expenses and fees of the Ford Stock Fund and the management fees of the Common Stock Index Fund and Bond Index Fund. All other fees and expenses are deducted from participant account fund assets. The fees charged to individual participant account fund assets totaled approximately $166,396 for the year ended December 30, 2002.

       Vesting and Distribution
       Pre-Tax Program assets, After-Tax Program assets and assets resulting from Company matching contributions (Ford Stock Fund) are accounted for separately.

       Company matching contributions vest five years after the original date of hire. At that time, all assets attributable to Company matching contributions held in participants' accounts become vested, and all future contributions vest when they are made. In-service withdrawals of vested Company match contributions are permissible for participants who are at least 59 1/2. Withdrawal of such contributions for participants less than 59 1/2 is limited to those contributions that have been in the Plan for two years following the end of the year in which the contributions were made.

       Pre-Tax Program assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship, death or permanent disability.

       Unmatched after-tax program assets can be withdrawn at any time without restriction. Withdrawal of matched after-tax program assets that have been in the Plan for less than two years will result in a suspension.

       Investment Operations and Participation
       Participant contributions are invested in accordance with the participant's election in one or more investment options. A variety of investment options are available to plan participants such as guaranteed investment contract, mutual funds, common and commingled institutional pools and common stock. The Company matches only in Company common stock.

       Investment Contracts with Insurance Companies
       During 2002, the Plan held two benefit-responsive investment contracts with various companies. The contracts are included in the financial statements at their contract values as reported to the Plan by the companies. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

       There were no reserves against contract value for credit risk of the contract issuer or otherwise during 2002. The average yield and crediting interest rate was approximately 6.05 percent for 2002. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0 percent. Such interest rates are reviewed on an annual basis for resetting.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

       Transfer of Assets
       The Plan permits the transfer of assets among investment options.

       Participant Loans
       The Plan permits loans to participants from both their Pre-Tax and After-Tax Program accounts. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

       A participant is eligible to take out one loan per calendar year, and to have only four loans outstanding at any one time. Regular loans may be for a minimum of one year, but not exceeding five years. Home loans may be for a minimum of one year, but not exceeding ten years.

       Forfeitures and Plan Administration Expenses
       The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company's future contributions to the Plan. To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly. Administrative expenses paid by the Plan amounted to $797,092 for the year ended December 30, 2002 of which the full amount was paid with participant forfeitures. Certain administrative expenses of the Plan are paid by Ford Motor Company.


       Related-Party Transactions
       Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Investment management service fees are paid by Ford Motor Company and amounted to $879,696 for the year ended December 30, 2002.

  2.   Summary of Significant Accounting Policies

       Basis of Accounting
       The financial statements of the Plan are prepared under the accrual method of accounting.

       Investments
       The investment in the Ford Stock Fund and the investments in all other funds, except the Interest Income Fund, are valued on the basis of quoted year-end market prices. The Interest Income Fund is stated at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest at the contract, less funds to pay benefits and administrative expenses charged by the Wrap Providers. Participant loans are valued at cost, which approximates fair value.

       Purchases and sales of investments are reflected on a trade-date basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       Contributions
       Contributions to the Plan from employees and from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from Plan participants.

       Payment of Benefits
       Benefits are recorded when paid.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

       Use of Estimates in the Preparation of Financial Statements
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       Risks and Uncertainties
       The Plan's invested assets ultimately consist of common stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

  3.   Investments

       The following present investments that represent 5 percent or more of the Plan's net assets:

                                      December 30, 2002                     December 30, 2001
                              -----------------------------------   -----------------------------------
                                                    Market                               Market
                                  Shares            Value               Shares            Value
       Interest Income Fund      1,938,991,508  $ 1,938,991,508        1,885,745,018  $ 1,885,745,018
       Ford Stock Fund             748,602,179    2,605,135,581*         742,634,343    4,255,294,787*
       Common Stock Index Fund      14,079,758      656,539,100           15,953,521      937,588,434

       *  Primarily non-participant directed

       During 2002, the Plan's investments depreciated in value by $2,398,739,493 as follows:



       Mutual funds                                             $  582,399,088
       Ford common stock                                         1,633,475,382
       Common and commingled trust funds                           182,865,023
                                                              ------------------
                                                                $2,398,739,493
                                                              ------------------

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

  4.   Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the Ford Stock Fund, which are primarily nonparticipant directed, is as follows:

                                                      December 30,
                                               2002                2001

       Net assets
       Ford Stock Fund                    $ 2,605,135,581    $ 4,255,294,787


                                                                Year Ended
                                                                December 30,
                                                                    2002

       Changes in net assets
       Contributions                                           $   104,452,497
       Interest and dividend income                                104,101,123
       Net depreciation                                         (1,633,439,903)
       Withdrawal of participants' accounts                       (239,296,144)
       Net transfers between funds                                  22,223,665
       Transfers out to other plans                                (19,457,648)
       Participant loans                                            11,257,204
                                                             -------------------
                                                               $(1,650,159,206)
                                                             -------------------

  5.   Plan Amendment

       Effective January 1, 2002, the Plan was amended to suspend company matching contributions. Effective April 1, 2002, the Plan was also amended to increase the amount an employee is able to contribute from 25 percent of eligible pay to 40 percent of eligible pay, subject to Internal Revenue Service limits.

       As of December 31, 2002, the Company amended the vesting period for matching contributions from 5 years to 3 years after the original date of hire.

  6.   Tax Status

       The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated December 13, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, and the Plan sponsor has applied for an updated IRS letter. The Plan Sponsor and tax counsel believe that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2002 and 2001
--------------------------------------------------------------------------------

  7.   Administration of Plan Assets

       The Plan's assets are held by the Trustee of the Plan, Fidelity Management Trust Company. Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants.

       Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

  8.   Plan Termination

       The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. Upon termination of the Plan, participants would become fully vested. In the event of termination all loans would become due immediately upon such termination. There are currently no plans to terminate the Plan.

Ford Motor Company Savings and Stock                    Supplemental Schedule I
Investment Plan for Salaried Employees                              Page 1 of 2
Schedule of Assets Held at End of Year
As of December 30, 2002
--------------------------------------------------------------------------------

(a)           (b)                            (c)                             (d)              (e)

                                  Description of Investment
       Identity of Issuer,         Including Maturity Date,
       Lessor, Borrower or       Rate of Interest, Collateral,
         Similar Party              Par or Maturity Value                    Cost**       Current Value

     Interest Income Fund
*    Fidelity Investments     Interest Income Fund, 1,938,991,508 units
                              CDC Financial Products 6.13%, due 5/15/03        $ -        $     7,052,682
                              GE Life and Annuity ASR 6.26%, due 3/17/03                        5,552,368
                              Other                                                         1,926,386,458
                                                                                        ------------------
                                 Total Interest Income Fund                                 1,938,991,508
     Investment Funds
*    Fidelity Investments     Fidelity Fund, 1,042,668 units                                   23,220,211
*    Fidelity Investments     Fidelity Puritan Fund, 1,062,509 units                           16,745,144
*    Fidelity Investments     Fidelity Trend Fund, 43,491 units                                 1,678,323
*    Fidelity Investments     Fidelity Magellan Fund, 2,758,918 units                         217,457,883
*    Fidelity Investments     Fidelity Contrafund, 6,281,119 units                            241,760,278
*    Fidelity Investments     Fidelity Equity-Income Fund, 1,499,098 units                     59,289,333
*    Fidelity Investments     Fidelity Growth Company Fund, 4,907,437 units                   173,526,977
*    Fidelity Investments     Fidelity Investment Grade Bond Fund, 3,078,941
                               units                                                           23,307,586
*    Fidelity Investments     Fidelity Growth & Income Portfolio, 3,155,384
                               units                                                           95,671,251
*    Fidelity Investments     Fidelity Value Fund, 1,025,504 units                             47,285,981
*    Fidelity Investments     Fidelity Government Income Fund, 1,825,129 units                 19,163,850
*    Fidelity Investments     Fidelity Independence Fund, 2,335,615 units                      30,503,129
*    Fidelity Investments     Fidelity Overseas Fund, 821,431 units                            17,989,329
*    Fidelity Investments     Fidelity Europe Fund, 397,153 units                               7,240,094
*    Fidelity Investments     Fidelity Pacific Basin Fund, 433,679 units                        5,533,741
*    Fidelity Investments     Fidelity Real Estate Investment Portfolio Fund,
                               2,701,664 units                                                 49,602,558
*    Fidelity Investments     Fidelity Balanced Fund, 717,928 units                             9,505,369
*    Fidelity Investments     Fidelity International Growth and Income Fund,
                               199,451 units                                                    3,338,808
*    Fidelity Investments     Fidelity Capital Appreciation Fund, 1,396,889
                               units                                                           22,448,011
*    Fidelity Investments     Fidelity Canada Fund, 134,310 units                               2,426,980
*    Fidelity Investments     Fidelity Utilities Fund, 750,442 units                            7,249,271
*    Fidelity Investments     Fidelity Asset Manager, 882,985 units                            12,167,539
*    Fidelity Investments     Fidelity Worldwide Fund, 571,302 units                            6,764,216
*    Fidelity Investments     Fidelity Stock Selector, 724,251 units                           11,993,598
*    Fidelity Investments     Fidelity Asset Manager Growth, 981,630 units                     11,720,665
*    Fidelity Investments     Fidelity Asset Manager Income, 452,064 units                      4,909,417
*    Fidelity Investments     Fidelity Dividend Growth Fund, 7,726,692 units                  171,841,625
*    Fidelity Investments     Fidelity New Markets Income Fund, 1,146,727                      12,969,482
*    Fidelity Investments     Fidelity Global Balanced Fund, 78,668 units                       1,160,346
*    Fidelity Investments     Fidelity Small Capital Selector Fund, 1,395,651
                               units                                                           18,492,374
*    Fidelity Investments     Fidelity Freedom Income Fund, 637,136 units                       6,753,645
*    Fidelity Investments     Fidelity Freedom 2000 Fund, 720,210 units                         7,929,510
*    Fidelity Investments     Fidelity Freedom 2010 Fund 2,627,991 units                       30,064,220
*    Fidelity Investments     Fidelity Freedom 2020 Fund, 2,069,156 units                      22,015,821
*    Fidelity Investments     Fidelity Freedom 2030 Fund, 858,056 units                         8,777,909

Ford Motor Company Savings and Stock                    Supplemental Schedule I
Investment Plan for Salaried Employees                              Page 2 of 2
Schedule of Assets Held at End of Year
As of December 30, 2002
--------------------------------------------------------------------------------

(a)           (b)                            (c)                             (d)              (e)

                                  Description of Investment
       Identity of Issuer,         Including Maturity Date,
       Lessor, Borrower or       Rate of Interest, Collateral,
         Similar Party              Par or Maturity Value                    Cost**       Current Value

     Investment Fund
*    Fidelity Investments     Fidelity International Bond Fund, 0 units                                 -
*    Fidelity Investments     Fidelity Freedom 2040 Fund, 303,237 units                         1,773,938
*    Fidelity Investments     BGI EAFE Equity Index Fund, 425,400 units                         2,803,384
*    Fidelity Investments     T. Rowe Price Spectrum Growth Fund, 396,531 units                 4,393,565
*    Fidelity Investments     Scudder International Fund, 266,248 units                         8,035,377
*    Fidelity Investments     Vanguard LifeStrategy Conservative Growth Fund,
                               416,059 units                                                    5,333,871
*    Fidelity Investments     Domini Social Equity Fund, 105,749 units                          2,285,225
*    Fidelity Investments     Morgan Stanley Institutional Global Value Equity
                               A Fund, 601,270 units                                            7,455,754
*    Fidelity Investments     T. Rowe Price Spectrum Income Fun, 714,903 units                  7,692,361
*    Fidelity Investments     Vanguard LifeStrategy Moderate Growth Fund,
                               339,665 units                                                    4,704,357
*    Fidelity Investments     T. Rowe Price New Horizons Fund, 1,919,513 units                 31,710,354
*    Fidelity Investments     Scudder Global Fund, 202,595 units                                3,602,130
*    Fidelity Investments     Vanguard LifeStrategy Growth Fund, 334,682 units                  4,795,996
*    Fidelity Investments     T. Rowe Price International Stock Fund, 1,268,196
                               units                                                           11,185,488
*    Fidelity Investments     Scudder Global Discovery Fund, 293,758 units                      5,455,078
*    Fidelity Investments     T. Rowe Price International Discovery Fund,
                               919,005 units                                                   14,704,079
*    Fidelity Investments     Scudder Income Fund, 260,175 units                                3,332,836
*    Fidelity Investments     T. Rowe Price New Asia Fund, 1,153,836                            6,415,327
*    Fidelity Investments     Scudder Growth and Income Fund, 571,378 units                     9,142,044
*    Fidelity Investments     T. Rowe Price High Yield Fund, 4,215,422 units                   26,430,693
*    Fidelity Investments     Scudder Greater Europe Growth Fund, 1,002,211
                               units                                                           17,889,465
*    Fidelity Investments     T. Rowe Price New Era Fund, 217,121 units                         4,466,176
*    Fidelity Investments     Scudder Japan Fund, 968,421 units                                 5,997,437
*    Fidelity Investments     Vanguard International Value Fund, 165,353 units                  3,085,482
*    Fidelity Investments     T. Rowe Price Latin America Fund, 568,185                         4,244,341
*    Fidelity Investments     Pimco Total Return ADM, 3,411,576 units                          36,401,515
*    Fidelity Investments     INVESCO Dynamics Fund, 419,993 units                              4,468,730
*    Fidelity Investments     Templeton Foreign Fund, 2,141,545 units                          17,710,573
*    Fidelity Investments     Neuberger Berman Genesis Investor Fund, 2,630,394
                               units                                                           51,634,639
*    Fidelity Investments     Oakmark Select Fund, 3,950,425                                   93,704,088
*    Fidelity Investments     PIMCO Real Return Fund, 3,468,635 units                          38,918,089
*    Fidelity Investments     Janus Aspen International Growth Portfolio,
                               341,149 units                                                    5,867,765
*    Fidelity Investments     Janus Aspen Growth Portfolio, 177,600 units                       2,578,758
*    Fidelity Investments     Vanguard Value Index Fund, 827,564 units                         12,083,754
*    Fidelity Investments     Vanguard Growth Index Fund, 2,604,404 units                      52,062,036
*    Fidelity Investments     Vanguard Investment Index Plus Fund, 2,854,219
                               units                                                          229,479,221
*    Fidelity Investments     Citizens Global Equity Fund, 42,913 units                           554,442
*    Fidelity Investments     Royce Low-Price Stock Fund, 5,635,523 units                      54,720,933
*    Fidelity Investments     Vanguard Explorer Fund, 952,214 units                            40,050,140
*    Fidelity Investments     Bond Index Fund, 5,436,894 units                                110,097,100
*    Fidelity Investments     Ford Stock Fund, 748,602,179 units                            2,605,135,581
*    Fidelity Investments     Common Stock Fund, 14,079,758 units                             656,539,099
*    Fidelity Investments     US Extended Market Index, 642,698 units                           5,103,021
                                                                                        ------------------
                                                                                            5,616,548,716
     Participant Loans
*    Participant loans        Participant loans, interest ranging from 4.75%
                                to 9.5%                                                       108,745,496
                                                                                        ------------------
                                                                                         $  7,664,285,720
                                                                                        ------------------
*    Denotes party-in-interest
**   Not required per Department of Labor 29 CFR 2520.103-10

Ford Motor Company Savings and Stock                   Supplemental Schedule II
Investment Plan for Salaried Employees
Schedule of Reportable Transactions
Year Ended December 30, 2002
--------------------------------------------------------------------------------

  Identity of             Description         Purchase      Selling       Lease   Expenses  Cost of   Current Value    Net Gain
Party Involved             of Asset            Price         Price        Rental  Incurred   Asset      of Asset       or (Loss)

Reporting        Single transaction in excess
  Criterion I    of five percent of current
                 value of plan assets.

                 None.

Reporting        Series of transactions in
  Criterion II   other than securities in
                 excess of five percent of
                 current value of plan assets.

                 None.

Reporting        Series of transactions in
  Criterion III  securities in excess of
                 five percent of current value
                 of plan assets.

  Fidelity       Interest Income Fund
    Investments  252 Purchases                  $620,254,983                                $620,254,983  $620,254,983
                 252 Sales                                    $651,251,230                  $622,336,194  $651,251,230  $28,915,036


Reporting        Single transactions with a
  Criterion IV   nonregulated entity in excess
                 of five percent of current
                 value of plan assets.

                 None.

